Exhibit 99.9
July 19, 2007 Times Now Media Interview on the Financial Performance of Wipro Limited for the Quarter ended
June 30, 2007
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO
Anchor: Mr Senapaty, thank you very much for joining in. First, your results have been a tad lower then what the street was expecting. What led to this performance? And give us your assessment of what went into this quarter.
Suresh Senapaty: I think that the Q1 performance has been a fairly satisfying one despite hurdles. We have delivered more than the guidance we had given. And rupee appreciation of about 9% in 45 days – nobody could have anticipated and factored it. Despite the impact of the foreign exchange of 3.4%, margins got reduced by about 2.4% because we had many operating levers on which we improved like utilization, productivity on fixed price projects and pricing.
We continue to invest in sales and marketing, increasing our headcount and so on. We did not want to reduce these, as we think on a long term play, these are some of the factors which we should continue to invest in. So net-net, our performance has been very-very decent. When comparing our figures with Q4 performance, that quarter had Rs. 79 crores of extra ride-back of tax provisioned for the past period. Also if you look at Wipro Infotech which typically has a peaking of revenue and the profits in Q4, which does not carry through in Q1, the performance has been exceptional. In all, the overall margin as well as the net income level, we have done pretty well.
Anchor: Mr Senapaty, how things move from the current quarter, some bit of an idea of how your Q2 is expected to shape up? How do you propose to tackle the rupee?
Suresh Senapaty: We have seen the last 60-90 days has shaken up the entire economy and players. Exporters are not wanting to hedge at all, which is not good from an overall risk management perspective also. It looks like everybody is reconciled to the fact that it is going to be only a one way movement, while it has always been a both way movement so far as exchange differences are concerned.
The management of foreign exchange volatility which results into a 9% change in 45 days is no-good management at all. Nobody, in any kind of a hedging policy you have, can ever mitigate this particular factor in one particular quarter. However, as of 30th of June, we have about $400 million of cover which is over and above that has been attributed to the balance sheet exposures. We think that the rupee would be within a narrow range going forward. Plus, some of the initiatives that we have taken with respect to certain productivity improvements, we think we should be able to manage the operating margin in a narrow range.
And also we are expecting a compensation increase, effective 1st of August, for our offshore employees – that will have an impact of 140-150 bps for Q2. And we think, despite that particular additional cost, we do not hope that Q2 will have as damaging an impact on the foreign exchange that we had in the earlier quarter. So we think, over a period of few quarters, we should be back to our normalcy in terms of the profitability. And so far as revenue is concerned we have given a guidance of $777 million which turns out to be a 7% sequential growth; And as things stand, our Financial Services, Telecom Service Providers are a good prospects for us. Some of the wins that we got this quarter, $130 million contract and the pipeline of large deals we have gives us the confidence that going forward we will continue to be able post good momentum.

Anchor: Mr Senapaty, what are the biggest challenges for Wipro? Could it be attrition, is that getting under some bit of control? Also a word on your inorganic growth strategy and anything that is very-very challenging for Wipro, going ahead?
Suresh Senapaty: So far as the inorganic growth is concerned we have already articulated a policy which says that – as a part of our strategy we want inorganic as a tool to be able to supplement our organic growth. So we will not, in any manner, dilute our organic growth. It will continue to be doing more and more of it; more and more value addition; going up the value chain; more and more geography spreads. And more and more services lines to be sold to the same customers. Growing the mega accounts and gamma accounts. And while we supplement with inorganic, trying to bridge the gaps – in service lines, in certain domains, in certain geographies. But we will go around those areas where it gets a fill-in space and size doesn’t matter to us – it could be a $50 million, it could be a $200 million or $500 million – as long as it fits into a gap and not necessarily an aggregation proposal, we will be for it, we have been doing it. The experience has so far it’s been good. We will continue to be with that.
Anchor: Mr Senapaty, thank you very much for joining in and all the best for the quarters ahead.